Mail Stop 3561

February 4, 2010

Donald C. Wayne
Senior Vice President and General Counsel
Exterran GP LLC
16666 Northchase Drive
Houston, Texas 77060

> **Re: Exterran Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2010**
> **File No. 333-164258**

Dear Mr. Wayne:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the selling unitholder in the resale offering is Exterran Holdings, Inc., which appears to be an affiliate that holds a majority interest in Exterran Partners, L.P. You disclose that as of December 31, 2009, you had outstanding 9,167,994 common units and 6,325,000 subordinated units, and that Exterran Holdings is offering for resale 15,492,994 common units and 6,325,000 subordinated units. Because of the magnitude of the proposed offering being registered for resale relative to the number of units held by non-affiliates, as well as the nature of the selling unitholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents

a primary offering. Please advise us of the partnership's basis for determining that the transaction is eligible under Rule 415(a)(1)(i). In your analysis, please also describe in greater detail the dates on which and the manner in which the selling unitholder received the units being offered for resale, and the relationship of the selling unitholder with the partnership, including an analysis of whether the selling unitholder is the parent and an affiliate of the partnership. Also discuss the number of units being offered for resale as compared to the number of units in the public float. Alternatively, please identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Selling Unitholder, page 65

2. The selling unitholder table indicates that, prior to the offering, Exterran Holdings, Inc. will hold 9,167,994 common units, or 52% of your outstanding common units, and that after the offering it will hold 6,325,000 common units, or 100% of your outstanding common units. It appears that the final two columns in this table represent the number of *subordinated* units to be held by Exterran Holdings, Inc. after the offering. If this is correct, please revise accordingly. If this is not correct, please explain how Exterran Holdings, Inc.'s sale of 9,167,994 common units will result in Exterran Holdings, Inc. holding 6,325,000, or 100%, of your outstanding common units.

3. You disclose on page 25 that as of December 31, 2009 you had outstanding 9,167,994 common units. However, in footnote (3) to the table you disclose that 17,533,539 common units were outstanding as of December 31, 2009. Please reconcile.

4. Please describe the relationship between Exterran Holdings and the partnership in this section. See Item 507 of Regulation S-K.

5. Please clarify in the table and related footnotes that Exterran Holdings owns 15,492,994 common units, which includes 6,325,000 common units issuable upon the conversion of subordinated units. Also disclose whether Exterran Holdings has the right to acquire beneficial ownership of the common units underlying the subordinated units within 60 days.

Exhibit 5.1 – Opinion of Vinson & Elkins L.L.P.

6. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the primary securities registered in this filing. See Question 212.05 of our

Securities Act Rules Compliance and Disclosure Interpretations located at our website, www.sec.gov.

7. Please clarify in the first paragraph that the primary offering is for an aggregate maximum amount up to $750 million.

8. Since the resale common units and subordinated units are currently outstanding, please revise paragraphs (3) and (4) on page 3 to delete the assumptions (other than assumption (ii) in paragraph (3)), and reflect that these units "are" validly issued, fully paid and non-assessable.

9. We note that counsel's opinion is limited to Delaware law; however, the indentures relating to the debt securities are governed by New York law. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas E. McWilliams, Vinson & Elkins L.L.P.
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